[Reflect Scientific, Inc. letterhead]

February 5, 2010

Mr. David Burton

Ms. Tara Harkins

Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C 20549

Facsimile No.:  703-813-6985

Dear Mr. Burton and Ms. Harkins,

This letter is a response to your comment letter dated December 23, 2009 regarding your review of the filings of Reflect Scientific, Inc. (the “Company”).

Form 10-K for the year ended December 31, 2008

Item 9(A)T.  Controls and Procedures, page 17

Evaluation of Disclosure Controls and Procedures, page 17

Comment 1:

We note your statement that a “controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response to Comment 1:

Future filings, both Forms 10-K and Forms 10-Q, will be worded so as to clearly state the effectiveness of the Company’s internal controls and procedures.

Comment 2:

We note that you identified material weaknesses as part of your evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2008 that appear to also impact disclosure and controls and procedures.  For example, we note material weaknesses relating to insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements, and ineffective controls over period end financial disclosure and reporting processes.  Please explain to us how management considered these material weaknesses in concluding that your disclosure controls and procedures were effective as of December 31, 2008.

Response to Comment 2:

The lack of written policies and procedures is overcome in part by the constant interaction of the management and staff.  While the Company does not have a current library of accounting literature, questions regarding GAAP and SEC disclosure requirements are researched on numerous internet sites.  Checklists were not used in preparing period end financial reports at the time of the assessment but are now used to insure that all financial information has been reconciled and reviewed and that reporting processes are accurate and complete.  The Company concludes that at December 31, 2008, its disclosure controls and procedures were ineffective and will so state in the amended filing.

Management’s Report on Internal Control over Financial Reporting, page 26

Comment 3:

We note your disclosure here related to management’s report on internal control over financial reporting as of December 31, 2008.  However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of December 31, 2008.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008.  Refer to Item 308T(a)(3) of Regulation S-K.

Response to Comment 3:

The disclosure will be modified to contain a definitive statement as to the effectiveness of internal control over financial reporting.  It is anticipated that the modified disclosure will be filed by February 12, 2010, on EDGAR as an amended filing to said report.

Consolidated Balance Sheet, page 32

Comment 4:

We note from the disclosures provided in Note 14 that the line item “Intangible Assets, net” includes goodwill.  In future filings, please make a separate presentation of goodwill on the face of the balance sheet.  Refer to the guidance in Section 350-20-45 of the FASB Accounting Standards Codification.

Response to Comment 4:

Goodwill will be presented as a separate line item on the balance sheet in future filings.

Consolidated Statements of Operations, page 34

Comment 5:

We note the line item “Share-based compensation” presented on the face of this statement.  Please revise the statements of operations in future filings to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

Response to Comment 5:

Stock-based compensation will be aggregated with cash compensation as a single line item presentation in future filings.  A parenthetical notation, as allowed by SAB Topic 14F, will be made to advise the reader of the amount in the line related to non-cash stock-based compensation.  The Company feels this information is vital to the reader, as the charge is a significant non-cash charge.

Note 2 – Summary of Significant Accounting Policies, page 37

q.  Impairment, page 43

Comment 6:

Please revise future filings to disclose your accounting policy for your annual goodwill impairment test.  Describe the two-step impairment test you perform in accordance with Section 350-20 of the FASB Accounting Standards Codification.  In addition, disclose the number of reporting units you have identified and when you test for impairment.

Response to Comment 6:

In accordance with Section 350-20 of the FASB Accounting Standards Codification, future filings will include a description of the two-step impairment test applied to goodwill.  The description will include quantifying the number of business units and the timing and regularity with which such impairment testing is conducted.

Exhibits 31.1 and 31.2

Comment 7:

We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  We note similar modifications within your March 31, 2009 and June 30, 2009 Forms 10-Q.  For instance, we note that you have made certain modifications including but not limited to paragraph 4(c) and paragraph 5, 5(a) and 5(b).  We also note that you refer to the “quarterly report” in paragraphs 2, 3, 4, 4(a), 4(c) and 4(d) rather than “annual report.”  Accordingly, please revise this filing and your March 31, 2009 and June 30, 2009 Forms 10-Q to include certifications that conform to the exact wording required by Item 602(b)(31) of Regulation S-K.

Response to Comment 7:

Exhibits 31.1 and 31.2 for the December 31, 2008 Form 10-K and for the March 31, 2009 and June 30, 2009 Forms 10-Q have been modified to contain the exact wording required by Item 601(b)(31) of Regulation S-K.  The modified certifications will be filed by February 12, 2010, on EDGAR as amended filings to said reports.

In addition to the above actions taken on past filings and incorporated in future filings, the Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Mr. Keith Merrell at (801) 226-4100 should you need additional information or clarification of any of the above.

Sincerely,

/s/Kim Boyce

Kim Boyce

Chief Executive Officer